Exhibit 99.1

Kenon announces that ZIM Integrated Shipping Services Ltd., in which Kenon has a 32% interest, has filed a registration statement with the US Securities and Exchange Commission for an initial public offering of its shares

Singapore, December 31, 2020. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) is announcing that ZIM Integrated Shipping Services Ltd. ("ZIM"), in which Kenon has a 32% interest, has filed a registration statement with the US Securities and Exchange Commission in connection with a proposed initial public offering of its shares.

Kenon, which is not participating in the proposed offering, will experience a dilution of its 32% interest, depending on the offer price and amount raised in the offering.

Kenon has agreed to a customary 180-day lock-up period, during which it will not sell or distribute its ZIM shares.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The registration statement, any amendment or supplement to the registration statement and the documents incorporated by reference therein are available at the SEC's website at www.sec.gov. A written prospectus for the offering meeting the requirements of section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 405) including as to the identified paragraphs above a price range where required by rule, may be obtained from the underwriters in ZIM's offering.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the registration statement filed by ZIM in connection with a proposed initial public offering of its shares, the intended use of proceeds of the proposed offering and other non-historical matters. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements, including the risk that the proposed initial public offering is not pursued or completed as contemplated and risks relating to a dilution of Kenon's interest in ZIM if the offering is contemplated and other risks that may result from Kenon holding a lower interest in ZIM or otherwise as a result of the offering, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.